Pricing Supplement LIRN-55 (To the Prospectus dated June 30, 2017, the Prospectus Supplement dated June 30, 2017, and the Product Supplement EQUITY INDICES LIRN-1 dated July 13, 2017)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02

1,386,155 Units $10 principal amount per unit CUSIP No. 22548Y215	Pricing Date Settlement Date Maturity Date	May 30, 2019 June 6, 2019 May 28, 2021

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index

•    Maturity of approximately two years

•    2-to-1 upside exposure to increases in the Index, subject to a capped return of 21.02%

•    1-to-1 downside exposure to decreases in the Index beyond a 10.00% decline, with up to 90.00% of your principal at risk

•    All payments occur at maturity and are subject to the credit risk of Credit Suisse AG

•    No periodic interest payments

•    In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

•    Limited secondary market liquidity, with no exchange listing

•    The notes are senior unsecured debt securities and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction

The notes are being issued by Credit Suisse AG (“Credit Suisse”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES LIRN-1.

The initial estimated value of the notes as of the pricing date is $9.78 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-17 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$ 10.00	$13,861,550.00
Underwriting discount	$ 0.20	$277,231.00
Proceeds, before expenses, to Credit Suisse	$ 9.80	$13,584,319.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Merrill Lynch

May 30, 2019

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Summary

The Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction and are not secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Credit Suisse. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the MSCI Emerging Markets Index (the “Index”), is greater than its Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on the rate we are currently paying to borrow funds through the issuance of market-linked notes (our “internal funding rate”) and the economic terms of certain related hedging arrangements. Our internal funding rate for market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit rate”). This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. These costs will be effectively borne by you as an investor in the notes, and will be retained by us and MLPF&S or any of our respective affiliates in connection with our structuring and offering of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This estimated value was determined based on our valuation of the theoretical components of the notes in accordance with our pricing models. These include a theoretical bond component valued using our internal funding rate, and theoretical individual option components valued using mid-market pricing. You will not have any interest in, or rights to, the theoretical components we used to determine the estimated value of the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-17.

Terms of the Notes		Redemption Amount Determination
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The MSCI Emerging Markets Index (Bloomberg symbol: "MXEF"), a price return index
Starting Value:	994.93
Ending Value:	The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-20 of product supplement EQUITY INDICES LIRN-1.
Threshold Value:	895.44 (90% of the Starting Value, rounded to two decimal places).
Participation Rate:	200%
Capped Value:	$12.102 per unit, which represents a return of 21.02% over the principal amount.
Maturity Valuation Period:	May 18, 2021, May 20, 2021, May 21, 2021, May 24, 2021 and May 25, 2021.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-17.
Joint Calculation Agents:	Credit Suisse International BofA Securities, Inc. (“BofAS”), acting jointly.

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

The terms and risks of the notes are contained in this term sheet and in the following:

•	Product supplement EQUITY INDICES LIRN-1 dated July 13, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000095010317006711/dp78239_424b2-lirn1.htm

•	Prospectus supplement and prospectus dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying product supplement EQUITY INDICES LIRN-1, as such references relate to MLPF&S’s institutional services, should now be read as references to BofAS.

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Credit Suisse.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

•     You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

•     You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

•     You accept that the return on the notes will be capped.

•     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

•     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

•     You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

•     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

•     You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

•     You seek 100% principal repayment or preservation of capital.

•     You seek an uncapped return on your investment.

•     You seek interest payments or other current income on your investment.

•     You want to receive dividends or other distributions paid on the stocks included in the Index.

•     You seek an investment for which there will be a liquid secondary market.

•     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Hypothetical Payout Profile

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 90% of the Starting Value and a Capped Value of $12.102. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.
See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value and term of your investment.

The following table is based on a hypothetical Starting Value of 100, a hypothetical Threshold Value of 90, the Participation Rate of 200% and the Capped Value of $12.102. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.000	-90.00%
50.00	-50.00%	$6.000	-40.00%
80.00	-20.00%	$9.000	-10.00%
90.00(1)	-10.00%	$10.000	0.00%
94.00	-6.00%	$10.000	0.00%
97.00	-3.00%	$10.000	0.00%
100.00(2)	0.00%	$10.000	0.00%
102.00	2.00%	$10.400	4.00%
105.00	5.00%	$11.000	10.00%
110.51	10.51%	$12.102(3)	21.02%
111.00	11.00%	$12.102	21.02%
120.00	20.00%	$12.102	21.02%
130.00	30.00%	$12.102	21.02%
140.00	40.00%	$12.102	21.02%
150.00	50.00%	$12.102	21.02%
160.00	60.00%	$12.102	21.02%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 994.93, which was the closing level of the Market Measure on the pricing date.

(3)	The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 80.00
Redemption Amount per unit

Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 95.00
Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3
The Ending Value is 105.00, or 105.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 105.00
= $11.00 Redemption Amount per unit

Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.102 per unit

Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES LIRN-1 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our proprietary pricing models. These pricing models consider certain factors, such as our internal funding rate on the pricing date, interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect. Because our pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

▪	Our internal funding rate for market-linked notes is typically lower than our secondary market credit rates, as further described in “Structuring the Notes” on page TS-17. Because we used our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate was lower than our secondary market credit rates, the initial estimated value of the notes is greater than if we had used our secondary market credit rates in valuing the notes.

▪	The public offering price you pay for the notes exceeds the initial estimated value. This is due to, among other transaction costs, the inclusion in the public offering price of the underwriting discount and the hedging related charge, as further described in “Structuring the Notes” on page TS-17.

▪	Assuming no change in market conditions or other relevant factors after the pricing date, the market value of your notes may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the inclusion in the public offering price of the underwriting discount and the hedging related charge and the internal funding rate we used in pricing the notes, as further described in “Structuring the Notes” on page TS-17. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the level of the Index, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. Neither we, MLPF&S, nor BofAS is obligated to make a market for, or to repurchase, the notes. The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. BofAS has advised us that any repurchases by BofAS, MLPF&S or their affiliates will be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups. If you sell your notes to a dealer other than MLPF&S or BofAS in a secondary market transaction, the dealer may impose its own discount or commission. BofAS has also advised us that, at BofAS’s and MLPF&S’s discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S or BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. That higher price reflects costs that were included in the public offering price of the notes, and that higher price may also be initially used for account statements or otherwise. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its levels, and have no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and we have not verified any disclosure made by any other company.

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

▪	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in the countries represented by the Index. In addition, you will not obtain the benefit of any increase in the value of the relevant currencies against the U.S. dollar, which you would have received if you had owned the securities represented by the Index during the term of your notes, although the levels of the Index may be adversely affected by general exchange rate movements in the market.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS. We have the right to appoint and remove the calculation agents.

▪	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part.

▪	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Additional Risk Factors

There are risks associated with emerging markets.

An investment in the notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

Other Terms of the Notes

The provisions of this section supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES LIRN-1:

Market Measure Business Day

A “Market Measure Business Day” means a day on which:

(A)	each of the London Stock Exchange, the Hong Kong Stock Exchange, the São Paulo Stock Exchange, and the Korea Stock Exchange (or any successor to the foregoing exchanges) are open for trading; and

(B)	the Index or any successor thereto is calculated and published.

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, MSCI. MSCI, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of MSCI discontinuing publication of the Index are discussed in the section entitled “Description of the LIRNs—Discontinuance of an Index” beginning on page PS-21 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agents, MLPF&S, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The MSCI Emerging Markets Index

The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of global emerging markets. The MSCI Emerging Markets Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. As of April 30, 2019, the MSCI Emerging Markets Index consisted of the following 24 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. Each of the MSCI Emerging Markets Index Component Country Indices is a sampling of equity securities across industry groups in such country’s equity markets. The U.S. dollar price return version of the MSCI Emerging Markets Index is reported by Bloomberg under ticker symbol “MXEF.” For information concerning the methodology of the MSCI Emerging Markets Index, please refer to “Global Investable Market Indexes Methodology” below. The MXEF is an “MSCI Index” for the purposes of this description.

MSCI began including China A shares in the MSCI Emerging Markets Index in June 2018.

As of April 30, 2019, the five largest country weights were China (33.04%), South Korea (12.80%), Taiwan (11.55%), India (9.15%), and Brazil (7.01%) and the five largest sector weights were Information Financials (24.18%), Information Technology (14.77%), Consumer Discretionary (13.62%), Communication Services (12.51%) and Energy (7.94%).

Global Investable Market Indexes Methodology

MSCI undertakes an index construction process, which involves: (a) defining the Equity Universe; (b) determining the Market Investable Equity Universe for each market; (c) determining market capitalization size-segments for each market; (d) applying Index Continuity Rules for the MSCI Standard Index; (e) creating style segments within each size-segment within each market; and (f) classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe

(a) Identifying Eligible Equity Securities: all listed equity securities, including Real Estate Investment Trusts (“REITs”) and certain income trusts listed in Canada are eligible for inclusion in the Equity Universe. Limited partnerships, limited liability companies, and business trusts, which are listed in the USA and are not structured to be taxed as limited partnerships, are likewise eligible for inclusion in the Equity Universe. Conversely, mutual funds, ETFs, equity derivatives, and most investment trusts are not eligible for inclusion in the Equity Universe.

(b) Country Classification of Eligible Securities: each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by identifying eligible listings for each security in the Equity Universe and applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in Developed Markets (“DM”) Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indexes within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indexes methodology.

The Global Investable Equity Universe is the aggregation of all Market Investable Equity Universes. The DM Investable Equity Universe is the aggregation of all the Market Investable Equity Universes for Developed Markets.

Some of the investability requirements referred to above are applied at the individual security level and some at the overall company level, represented by the aggregation of individual securities of the company. As such, the inclusion or exclusion of one security does not imply the automatic inclusion or exclusion of other securities of the same company.

As of the November 2015 semiannual index review, companies traded outside of their country of classification (i.e., “foreign listed companies”) became eligible for inclusion in the MSCI Country Investable Market Indexes along with the applicable MSCI Global Index. In order for an MSCI Country Investable Market Index to be eligible to include foreign listed companies, it must meet the Foreign Listing Materiality Requirement. To meet the Foreign Listing Materiality Requirement, the aggregate market capitalization of all securities represented by foreign listings should represent at least (a) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (b) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(a)	Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the sorted Equity Universe sorted in descending order by full market capitalization.

(b)	Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(c)	Developed Market (“DM”) and Emerging Market (“EM”) Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity measured by the twelve-month and three-month Annualized Traded Value Ratio (“ATVR”), and the three-month frequency of trading. The ATVR mitigates the impact of extreme daily trading volumes and takes into account the free float-adjusted market capitalization of securities. The three-month frequency of trading is determined by dividing the number of days a security traded during a three-month period by the number of trading days within this period. If three months of data are not available, one month of data is used for the calculation of the three-month frequency of trading. The aim of the twelve-month and the three-month ATVR together with the three-month frequency of trading is to select securities with a sound long and short-term liquidity. A minimum liquidity level of 20% of three-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters, as well as 20% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of a Developed Market. A minimum liquidity level of 15% of three-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters, as well as 15% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of an EM. Only one listing per security may be included in the Market Investable Equity Universe. In instances when a security has two or more eligible listings that meet the above liquidity requirements, then the following priority rules are used to determine which listing will be used for potential inclusion of the security in the Market Investable Equity Universe:

Local listing;

Foreign listing in the same geographical region; and

Foreign listing in a different geographical region.

(d)	Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe. Exceptions to this general rule are made only in the limited cases where the exclusion of securities of a very large company would compromise the relevant MSCI Index’s ability to fully and fairly represent the characteristics of the underlying market.

(e)	Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs and large primary/secondary offerings of non- index-constituents are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

(f)	Minimum Foreign Room Requirement: This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit to be eligible for inclusion in a Market Investable Equity Universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

Defining Market Capitalization Size-Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indexes:

Investable Market Index (Large + Mid + Small)

Standard Index (Large + Mid)

Large Cap Index

Mid Cap Index

Small Cap Index

Creating the Size-Segment Indexes in each market involves the following steps: (a) defining the Market Coverage Target Range for each size-segment; (b) determining the Global Minimum Size Range for each size-segment; (c) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (d) assigning companies to the Size-Segments; and (e) applying Final Size-Segment investability requirements.

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Index Continuity Rules for the Standard Indexes

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a Developed Market Standard Index and a minimum number of three constituents will be maintained for an Emerging Market Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization among the securities included in the Market Investable Equity Universe are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if after the application of the index maintenance methodology a Standard Index contains less than five securities in a Developed Market or three securities in an Emerging Market, then the remaining securities are selected for inclusion in the Standard Index using the following process: (a) the securities included in the updated Market Investable Equity Universe are identified; (b) these securities are ranked by descending free float-adjusted market capitalization, however in order to increase index stability the free float-adjusted market capitalization of the securities included in the Standard Index prior to the index review is multiplied by a factor of 1.5; and (c) the securities are added to the Standard Index in order to reach five constituents for a Developed Market or three for an Emerging Market in the ranking order determined in the step above.

Creating Style Indexes within Each Size-Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with S&P Global, the Global Industry Classification Standard (“GICS”). As of August 31, 2016, the GICS consisted of 11 sectors, 24 industry groups, 68 industries, and 157 sub-industries. Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS. Please refer to “Background on GICS®” below for further information.

Maintenance of the MSCI Indexes

The MSCI Global Investable Market Indexes are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indexes, and index stability and low index turnover.

In particular, index maintenance involves:

(a)	Semi-Annual Index Reviews (“SAIRs”) in May and November of the Size-Segment and Global Value and Growth Indexes which include:

updating the indexes on the basis of a fully refreshed Equity Universe;

taking buffer rules into consideration for migration of securities across size-segments and style segments; and

updating FIFs and Number of Shares (“NOS”).

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semiannual timetable. A SAIR involves a comprehensive review of the Size-Segment and Global Value and Growth Indexes.

(b)	Quarterly Index Reviews (“QIRs”) in February and August of the Size-Segment Indexes aimed at:

including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

allowing for significant moves of companies within the Size-Segment Indexes, using wider buffers than in the SAIR; and

reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indexes continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size-Segment Index, addition of significant new investable companies to the Standard Index, deletion of companies from the Investable Market Indexes due to low liquidity, and changes in FIFs and in NOS. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size-segment.

(c)	Ongoing event-related changes. Ongoing event-related changes to the indexes are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate events that take place on a continuing basis. These changes generally are reflected in the indexes at the time of the event. Significantly large IPOs are included in the indexes after the close of the company’s tenth day of trading.

Client Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.

Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to these changes becoming effective in the indexes as “expected” announcements, or as “undetermined” announcements, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indexes provided that all necessary public information concerning the event is available.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

Early deletions of constituents due to events such as bankruptcy are announced as soon as practicable prior to their implementation.

Calculation of the MSCI Indexes

The MSCI Indexes are calculated using the Laspeyres’ concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, today’s MSCI Indexes levels are obtained by applying the change in the market performance to the previous period MSCI Indexes levels.

Price Index Level USDt = Price Index Level USDt-1 *	Index Adjusted Market Cap USDt Index Initial Market Cap USDt

Price Index Level Localt = Price Index Level Localt-1 *	Index Adjusted Market Cap For Localt Index Initial Market Cap USDt

Where:

Price Index Level USDt-1 is the Price Index level in USD at time t-1.

Index Adjusted Market Cap USDt is the Adjusted Market Capitalization of the index in USD at time t.

Index Initial Market Cap USDt is the Initial Market Capitalization of the index in USD at time t.

Price Index Level Localt-1 is the Price Index level in local currency at time t-1.

Index Adjusted Market Cap for Localt is the Adjusted Market Capitalization of the index in USD converted using FX rate as of t-1 and used for local currency index at time t.

The Index Market Capitalization is calculated as follows:

Index Adjusted Market Cap USDt =

Σ sεl,t	End of Day Number of Sharest-1 * Price Per Sharet * Inclusion Factort * PAFt FXratet

Index Adjusted Market for Localt =

Σ sεl,t	(	End of Day Number of Sharest-1 * Price Per Sharet * Inclusion Factort * PAFt FXratet-1	*	ICIt ICIt-1)

Index Initial Market Cap USDt =

Σ sεl,t	End of Day Number of Sharest-1 * Price Per Sharet-1 * Inclusion Factort FXratet-1

Where:

End of Day Number of Sharest-1 is the number of shares of security at the end of day t-1.

Price Per Sharet is the price per share of security s at time t.

Price Per Sharet-1 is the price per share of security s at time t-1.

Capped Leveraged Index Return Notes®	TS-11

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Inclusion Factort is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor, Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

PAFt is the Price Adjustment Factor of security s at time t. The Price Adjustment Factor (the “PAF”) is needed to ensure historical price comparability. This factor often accounts for assets that contribute to the index performance for a day, such as rights offerings, spun-off companies or extraordinary dividends.

FXratet is the FX rate of the price currency of security s vs USD at time t. It is the value of 1 USD in foreign currency.

FXratet-1 is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

ICIt is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (e.g., from Turkish Lira to New Turkish Lira − ICI = 1,000,000).

ICIt-1 is the Internal Currency Index of price currency at time t-1.

Note: The only difference in the formulas between U.S. dollars and local currency indexes calculation is that the same exchange rate is used in the numerator and denominator for local currency, which means that there is no impact of currency change in the performance. Time-variant exchange rates are used for the U.S. dollar calculation.

If the closing prices of the component securities are converted into U.S. dollars for purposes of calculating the value of a MSCI Index, the MSCI Index will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the component securities trade will result in an increase in the level of the MSCI Index. Conversely, if the U.S. dollar strengthens against such currencies, the level of the relevant MSCI Index will decrease. Fluctuations in currency exchange rates can have a continuing impact on the level of the MSCI Index. The return on an index composed of the component securities of the MSCI Index where the closing price is not converted into U.S. dollars can be significantly different from the return on the MSCI Index, which is converted into U.S. dollars.

Corporate Events

When a corporate event affects securities from different size-segments, countries or regions leading to several possible implementations, MSCI generally adopts the most global point of view to implement the event, provided that at least one security involved in the event is a constituent of the MSCI Indexes. MSCI reserves the right to use a different approach when appropriate. Any implementation decisions related to such cases are announced to clients prior to the change becoming effective in the MSCI Indexes.

Mergers and Acquisitions. MSCI implements M&As as of the close of the last trading day of the acquired entity or merging entities (last offer day for tender offers), regardless of the status of the securities (index constituents or non-index constituents) involved in the event. MSCI uses market prices for implementation. This principle applies if all necessary information is available prior to the completion of the event and if the liquidity of the relevant constituent(s) is not expected to be significantly diminished on the day of implementation. Otherwise, MSCI determines the most appropriate implementation method and announces it prior to the changes becoming effective in the indexes.

Tender Offers. In hostile tender offers, MSCI systematically waits for the results of the tender offer to be publicly announced before making any related changes to the MSCI Indexes. In friendly tender offers, the acquired or merging security is deleted from MSCI Indexes at the end of the initial offer period, when the offer is likely to be successful and/or if the free float of the security is likely to be decreased below 15% of the total number of shares outstanding (except for Standard Index constituents, which are maintained if their float-adjusted market capitalizations after the event are above 2/3rds of 1.8 times one half of the Standard Index Interim Size-Segment Cutoff). This rule applies even if the offer is extended. If the friendly tender offer’s outcome is uncertain, after the results of the offer have been officially communicated and the security’s free float has decreased below 15% of the total number of shares outstanding, MSCI will remove the acquired or merging security from the MSCI Indexes.

The main factors considered by MSCI when assessing the outcome of a tender offer (not in order of importance) are: (a) the announcement of the offer as friendly or hostile, (b) a comparison of the offer price to the acquired security’s market price, (c) the recommendation by the acquired company’s board of directors, (d) the major shareholders’ stated intention whether to tender their shares, (e) the required level of acceptance, (f) the existence of pending regulatory approvals and legal actions, (g) the market perception of the transaction, (h) official preliminary results, if any, and (i) other additional conditions for the offer.

If a security is deleted from an index, the security is not reinstated immediately after its deletion even when the tender offer is subsequently declared unsuccessful and/or the free float of the security is not substantially reduced. It will be reconsidered for index inclusion at the following regularly scheduled index review.

Late Announcements of Completion of Mergers and Acquisitions. When the completion of an event is announced too late to be reflected as of the close of the last trading day of the acquired or merging entities, implementation occurs as of the close of the following day or as soon as practicable thereafter. In these cases, MSCI uses a calculated price for the acquired or merging entities. The calculated price is determined using the terms of the transaction and the price of the acquiring or merged entity, or, if not appropriate, using the last trading day’s market price of the acquired or merging entities.

Conversions of Share Classes. Conversions of a share class into another share class resulting in the deletion and/or addition of one or more classes of shares are implemented as of the close of the last trading day of the share class to be converted.

Capped Leveraged Index Return Notes®	TS-12

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Spin-Offs. On the ex date of a spin-off, a PAF is applied to the price of the security of the parent company. The PAF is calculated based on the terms of the transaction and the market price of the spun-off security. If the spun-off entity qualifies for inclusion, it is included as of the close of its first trading day. In cases where the distribution of the spun-off is subject to a withholding tax, MSCI reinvests a negative cash amount in the MSCI Net Daily Total Return Indexes on the ex date. In order to determine whether the spun-off entity qualifies for inclusion in the MSCI Indexes, the full company market capitalization of the spun-off entity is estimated by MSCI prior to the spin-off being effective based on public information provided by the parent company and estimates from brokers. In cases of spin-offs of partially-owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float.

When the spun-off security does not trade on the ex-date, a PAF is applied to the price of the parent entity and a “detached” security is created to avoid a drop in the free float-adjusted market capitalization of the parent entity, regardless of whether the spun-off security is added or not. The detached security is included in the MSCI Indexes as of the close of the ex date and is maintained until the spun-off security begins trading, and is deleted thereafter. The value of the detached security is equal to the difference between the cum price and the ex price of the parent security. The treatment of the spun-off entity remains the same as under the general treatment. In certain cases where the spun-off security is not trading on the ex date and its market capitalization is estimated to be very small or there is a risk that the market price of the parent entity could potentially increase on the ex date, the impact of the event on the parent security’s market capitalization may be considered as negligible. In those situations, as the detached security cannot have a negative value and to avoid neutralizing the performance of the parent entity on the ex-date of the event, MSCI may decide not to add the detached security. Instead, MSCI would apply a PAF of 1 to the market price of the parent entity on the ex-date of the event. In addition, the spun-off security, once it starts trading on the market, would not be included in the MSCI Indexes at the time of the event.

Corporate Actions. Corporate actions such as splits, stock dividends and rights issues, which affect the price of a security, require a price adjustment. PAFs are applied on the ex date of the event to ensure that security prices are comparable between the ex date and the cum date. To do so, MSCI adjusts for the value of the right and/or the value of the special assets that are distributed and the changes in number of shares and FIF, if any, are reflected as of the close of the ex date. In general, corporate actions do not impact the free float of the securities because the distribution of new shares is carried out on a pro rata basis to all existing shareholders. Therefore, MSCI does not implement any pending number of shares and/or free float updates simultaneously with the event.

If a security does not trade for any reason on the ex date of the corporate action, the event will be implemented on the day the security resumes trading.

Share Placements and Offerings. A primary equity offering involves the issuance of new shares by a company. Changes in number of shares and FIF resulting from primary equity offerings representing at least 5% of the security’s number of shares are implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time. Otherwise, the event is implemented as soon as practicable after the relevant information is made available. Pending NOS and/or float changes, if any, are implemented simultaneously with the event. Changes in number of shares and FIF resulting from primary equity offerings representing less than 5% and 10% for Standard and Small Caps, respectively, of the security’s pre-event number of shares are implemented at the next regularly scheduled Index Review following the completion of the event.

Secondary offerings involve the distribution of existing shares of current shareholders and in most of the cases are pre-announced by a company or by a company’s shareholders. Block sales and secondary offerings (outside the U.S.) are treated the same way in the MSCI Indexes. Changes due to block sales or secondary offerings (outside of the U.S.) are reflected at the time of the event with two full business days advance notice provided the free float-adjusted market capitalization change (including NOS and/or float changes) is above USD 1 billion for Developed Markets countries and USD 500 million for Emerging Markets countries. MSCI computes the free float-adjusted market capitalization change (including NOS and/or float changes) using the closing market price and foreign exchange rate prior to the announcement of the event for block sales and secondary offerings (outside the US).

Events that do not meet the above conditions at the time of the event are considered for implementation at subsequent index reviews. Such cases will be subjected to the rules applicable for the index reviews.

Pending NOS and/or float changes, if any, are implemented simultaneously with the event.

In cases where the overallotment is fully exercised and completed simultaneously with the offering and the information is publicly disclosed, MSCI considers the overallotment size in assessing if the free float-adjusted market capitalization change (including updates) is above USD 1 billion for Developed Markets countries and USD 500 million for Emerging Markets countries to reflect changes immediately for secondary offerings (outside of the US).

Once the event is completed and provided that sufficient post-event information is publicly available, MSCI implements changes giving two full business days’ advance notice. If any uncertainty on the post-event free float information, MSCI may decide to postpone the event implementation to a next Index Review.

Block sales and secondary offerings (outside the US) that were not captured at the time of completion will be reflected at a following regularly scheduled Index Review.

Due to the nature of secondary offerings, being usually pre-announced by the company or company shareholders, MSCI generally announces changes due to secondary offerings (outside the US) with an undetermined or expected status and sends the confirmed only after the event is completed.

MSCI announces changes due to block sales (outside the US) as soon as possible after the event is announced completed.

Changes due to block sales and secondary offerings (outside the US) not meeting the thresholds for immediate implementation will be communicated with an Index Review announcement.

Capped Leveraged Index Return Notes®	TS-13

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Debt-to-Equity Swaps. Large debt-to-equity swaps involve the conversion of debt into equity originally not convertible at the time of issue. In this case, changes in numbers of shares and subsequent Foreign Inclusion Factor (“FIF”) and/or Domestic Inclusion Factor (“DIF”) changes are implemented as of the close of the first trading day of the newly issued shares, or shortly thereafter if all necessary information is available at the time of the swap. Pending NOS and/or float changes, if any, are implemented simultaneously with the event. Shares issued in debt-to-equity swaps are assumed to be issued to strategic investors, unless stated otherwise. As such, the post event free float is calculated on a pro forma basis assuming that all these shares are non-free float. Changes in numbers of shares and subsequent FIF and/or DIF changes due to conversions of convertible bonds or other convertible instruments, including periodical conversions of preferred stocks and small debt-to-equity swaps are implemented at a regularly scheduled Index Review.

Suspensions, Delistings and Bankruptcies. MSCI removes from the MSCI Indexes as soon as practicable companies that file for bankruptcy or for protection from their creditors and/or are suspended and for which a return to normal business activity and trading is unlikely to occur in the future. MSCI treats in the same way companies that fail stock exchange listing requirements and are to be delisted. In cases where the company is still trading, MSCI deletes the company on the same day at its last trading price, if feasible, and sends an intraday announcement. When the primary exchange price is not available, MSCI deletes securities at an over-the-counter or equivalent market price when such a price is available and deemed relevant. If no such price is available, the security will be deleted at the lowest system price, provided the securities are suspended at least one day prior to the implementation date of the deletion. For securities that are suspended, MSCI carries forward the market price prior to the suspension during the suspension period.

Capped Leveraged Index Return Notes®	TS-14

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through May 30, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 994.93.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Index, which is owned and published by MSCI, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the notes, or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the Index. The Index is determined, composed and calculated by MSCI without regard to the issuer of the notes. MSCI has no obligation to take the needs of the issuer of the notes, or the owners of the notes, into consideration in determining, composing or calculating the Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Neither MSCI nor any other party has an obligation or liability to owners of these notes in connection with the administration, marketing or trading of the notes.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Capped Leveraged Index Return Notes®	TS-15

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has informed us of the information in the following paragraph. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

BofAS have advised us as follows: MLPF&S, BofAS or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. BofAS has informed us that at their discretion and for your benefit, assuming no changes in market conditions from the pricing date, BofAS and MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by BofAS or MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

BofAS has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Credit Suisse or for any purpose other than that described in the immediately preceding sentence.

Capped Leveraged Index Return Notes®	TS-16

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, the internal funding rate we use in pricing market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market. Because we used our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate was lower than our secondary market credit rates, the initial estimated value of the notes is higher than if the initial estimated value was based our secondary market credit rates.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-7 and “Supplemental Use of Proceeds and Hedging” on page PS-17 of product supplement EQUITY INDICES LIRN-1.

MLPF&S Reorganization

BofAS has informed us of the information in the following paragraph. The current business of MLPF&S has been reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofAS. MLPF&S assigned its rights and obligations as selling agent for the notes under our distribution agreement to BofAS effective on May 13, 2019 (“Transfer Date”). Effective on the Transfer Date, BofAS is the new legal entity for the institutional services that were previously provided by MLPF&S. As such, effective as of the Transfer Date, the institutional services historically provided by MLPF&S, including acting as selling agent for the notes, acting as joint calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes and entering into hedging arrangements with respect to the notes, are being provided by BofAS.

Capped Leveraged Index Return Notes®	TS-17

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material U.S. Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment.

Assuming this treatment of the notes is respected and subject to the discussion in “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “Material U.S. Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued prior to January 1, 2021 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

FATCA.  You should review the section entitled "Material United States Federal Income Tax Considerations—Notes Held Through Foreign Entities" in the accompanying product supplement regarding withholding rules under the “FATCA” regime. The discussion in that section is hereby modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of affected financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should read the section entitled “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Capped Leveraged Index Return Notes®	TS-18

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May 28, 2021

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the notes offered by this term sheet have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this term sheet and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated April 29, 2019 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on April 29, 2019. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the notes, the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated April 29, 2019, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on April 29, 2019. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Capped Leveraged Index Return Notes®	TS-19